UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                       First Niagara Financial Group, Inc.
                       ===================================
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     =======================================
                         (Title of Class of Securities)

                                  33582 V 10 8
                                  ============
                                 (CUSIP Number)

                                December 31, 2004
                                =================
             (Date of Event Which Requires Filing of This Statement)

    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [X]    Rule 13d-1(b)

           [ ]    Rule 13d-1(c)

           [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 5 Pages


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CUSIP NO. 33582 V 10 8                                      Page 2 of 5 Pages


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            First Niagara Financial Group
            Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a) |_|
               (b) |X|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

        NUMBER OF       5   SOLE VOTING POWER
          SHARES               3,895,159
       BENEFICIALLY
         OWNED BY       6   SHARED VOTING POWER
           EACH                822,201
        REPORTING
       PERSON WITH      7   SOLE DISPOSITIVE POWER
                               4,717,360

                        8   SHARED DISPOSITIVE POWER
                               0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,717,360

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.7% of 82,517,444 shares of Common Stock outstanding as of December 31, 2004.

12       TYPE IN REPORTING PERSON (See Instructions)
            EP

CUSIP NO. 33582 V 10 8                                      Page 3 of 5 Pages


Item 1
         (a)      Name of Issuer

                  First Niagara Financial Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  6950 South Transit Road
                  P.O. Box 514
                  Lockport, New York 14095-0514

Item 2
         (a)      Name of Person Filing

                  First Niagara Financial Group
                  Employee Stock Ownership Plan Trust
                  Trustee: Delaware Charter Guarantee & Trust Company

         (b)      Address of Principal Business Office

                  Delaware Charter Guarantee & Trust Company
                  1013 Centre Road
                  Wilmington, Delaware 19805-1265

         (c)      Citizenship or Place of Organization

                  Delaware

         (d)      Title of Class of Securities

                  Common Stock, par value $.01 per share

         (e)      CUSIP Number

                  33582 V 10 8

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

                     (f) [X] An employee benefit plan or endowment fund in
                  accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4.           Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned: 4,717,360.

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CUSIP NO. 33582 V 10 8                                      Page 4 of 5 Pages

                  (b) Percent of class: 5.7%.
                  (c) Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote: 3,895,159.
                     (ii) Shared power to vote or to direct the vote: 822,201.
                    (iii) Sole power to dispose or to direct the disposition
                          of: 4,717,360.
                     (iv) Shared power to dispose or to direct the disposition
                          of: 0.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                      The reporting person is an employee benefit plan
                  subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group

                  Not applicable

Item 10.          Certification

                      By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 33582 V 10 8                                      Page 5 of 5 Pages

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 8, 2005          FIRST NIAGARA FINANCIAL GROUP
                                EMPLOYEE STOCK
                                OWNERSHIP PLAN TRUST

                                By: Delaware Charter Guarantee & Trust, Trustee



                                /s/ Lori N. Richards
                                Name: Lori N. Richards
                                Title: Director of Finance